SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 3, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On March 1, 2010, Syneron Medical Ltd. (the “Company”) issued a press release inviting physicians to review the Company’s complete suite of new and legacy aesthetic technologies at the American Academy of Dermatology’s 2010 Annual Meeting in Miami, Florida on March 5-9th, 2010. Attached hereto and incorporated herein by reference is the press release of the Company, dated March 1, 2010, entitled "Syneron Medical Ltd. and Candela Corporation Unveil Combined Product Portfolio to Physicians at the American Academy of Dermatology’s 2010 Annual Meeting".

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release dated March 1, 2010, titled "Syneron Medical Ltd. and Candela Corporation Unveil Combined Product Portfolio to Physicians at the American Academy of Dermatology’s 2010 Annual Meeting "

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: March 3, 2010